Robert J. Werra
2800 North Dallas Tollway, Suite 100
Plano, Texas 75093

May 3, 2007

Dear Limited Partners:

As you know, certain persons and entities associated with MacKenzie Patterson Fuller, LP recently made an offer to purchase all outstanding units of limited partnership interest of Amrecorp Realty Fund II (the “Partnership”) at a purchase price of $90 per unit less the amount of any distributions declared or made with respect to the units between April 23, 2007 and the expiration of their offer (the “MPF tender offer”).

The purpose of this letter is to inform you that, in my individual capacity and not as general partner of the Partnership, I also intend to make a cash tender offer for all the outstanding Partnership units. The purchase price in my offer will be $100 per unit, which represents an 11% premium over the $90 per unit purchase price offered in the MPF tender offer.

I have sufficient financial resources to pay the offer price for all outstanding units. Consequently, my offer will not be conditioned on any financing arrangements.

I intend to file tender offer documents with the SEC regarding my proposed tender offer and send them to you as promptly as practicable. I urge you to consider my tender offer documents in making any decision to sell your Partnership units.

Very truly yours,

Robert J. Werra

This letter is provided for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell units of Amrecorp Realty Fund II. Robert J. Werra has not commenced the tender offer to which this letter relates. Upon commencement of the tender offer, Robert J. Werra will file tender offer documents for the proposed tender offer with the Securities and Exchange Commission. Limited Partners are advised to read these documents when they become available because they will contain important information. Limited Partners may access for free any documents filed by Robert J. Werra with the SEC at the SEC’s website at www.sec.gov. Copies of the Offer to Purchase and related tender offer material will also be mailed without charge to all Limited Partners.